UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number: 001-32186

YM BIOSCIENCES INC. (Translation of registrant's name into English)

Suite 400, Building 11, 5045 Orbiter Drive Mississauga, Ontario Canada L4W 4Y4 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBIT LIST

Exhibit	Description

99.1	Interim Report to Shareholders of YM Biosciences Inc. for the quarter ended September 30, 2006

99.2	Certification of Chief Executive Officer pursuant to Canadian law

99.3	Certification of Chief Financial Officer pursuant to Canadian law

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YM BIOSCIENCES INC.

Date: November 10, 2006	By:	/s/ Leonard Vernon
Name: Leonard Vernon
Title: Vice President, Finance and Administration